October 21, 2024

Steven Feder
General Counsel
CompoSecure, Inc.
309 Pierce Street
Somerset, New Jersey 08873

       Re: CompoSecure, Inc.
           Schedule TO-I filed October 9, 2024
           File No. 005-91886
Dear Steven Feder:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule TO-I filed October 9, 2024
Cautionary Note Regarding Forward-Looking Statements, page C-1

1. We note the reference to the Private Securities Litigation Reform Act of 1995. Please
       note that the safe harbor provisions for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please revise.
The Company's Obligation to Repurchase the Notes, page C-2

2. We note your disclosure that "[t]he Company reserves the right, but does not intend, to extend the period that Holders have to exercise the Fundamental
Change
       Repurchase Right, subject to the terms of the Indenture and applicable law." Please revise to explain how the period could be extended. See Item 4 of Schedule TO and
       Item 1004(a)(1)(v) of Regulation M-A. Please also revise to disclose that notice of any extension will be issued no later than 9:00 a.m. Eastern time, as required by Exchange Act Rule 14e-1(d).
 October 21, 2024
Page 2

Payment for Notes delivered for Repurchase; Source and Amount of Funds, page
C-6

3. Please disclose the existence of any alternative financing plans or arrangements in the event that the Company does not have the necessary funds to pay the offer consideration and related fees and expenses. If there are none, so state. See General
       Instruction E and Item 7 of Schedule TO, and Item 1007(b) of Regulation M-A.
Right of Withdrawal, page C-6

4. Refer to the last sentence under this section. Please revise to remove the implication that note holders may not challenge your determination in a court of competent jurisdiction.
Agreements Involving the Company's Notes, page C-7

5. We note your reference to "Parent's filings with the SEC, including agreements relating to Parent's Class A Common Stock, or as otherwise previously publicly announced." Please revise to provide disclosure required by Item 1005(e) of
       Regulation M-A as to such "filings" and "agreements," and, to the extent applicable, attach them as exhibits. See Item 5 of Schedule TO, Item 1005(e) of Regulation M-A,
       Item 12 of Schedule TO, and Item 1016(d) of Regulation M-A.
Additional Information, page C-11

6. We note your reference to "the SEC public reference room" and to the "Public
       Reference Section of the SEC" and your disclosure that, among other things, the tender offer materials "may be examined and copies may be obtained at the same places and in the same manner as set forth above." The SEC no longer maintains a public reference room where filings can be inspected and copied by the public. Please revise.
7. We note that you attempt to incorporate by reference "[a]ll documents filed with (but not furnished to) the SEC by Parent pursuant to Sections 13, 14 and 15(d) of the
       Exchange Act subsequent to the date of the Fundamental Change Company Notice through, and including, the Fundamental Change Expiration Date" (emphasis added).
       Please note that Schedule TO does not specifically permit "forward incorporation" by reference. To the extent that additional filings are made, you must amend the
       Schedule TO to specifically incorporate them by reference. Refer to General
       Instruction F to Schedule TO which specifies how you may incorporate by reference in a Schedule TO. Please revise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Eddie Kim at 202-679-6943 or Daniel Duchovny at
202-551-3619.
 October 21, 2024
Page 3



                   Sincerely,

                   Division of Corporation Finance
                   Office of Mergers & Acquisitions